

10030747

TES
COMMISSION
549

SEC Mail Processing Section
APR 06 2010
Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5A
PART III

SEC FILE NUMBER
8- 65526

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sound Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Jericho Quadrangle, Suite 118
(No. and Street)

Jericho	NY	11753
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James D. Taormina 516-393-0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S. A. Koenig & Associates, CPA's P.C.
(Name – if *individual, state last, first, middle name)*

485 Underhill Blvd, Suite 100	Syosset	NY	11791
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement off acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Taormina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sound Securities, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Subscribed and Sworn Before Me on This 5th day of APRIL 2010

Notary Public

RYANG HUH
Notary Public, State of New York
No. 01HU6149646
Qualified in Nassau County
Commission Expires 07/17/2010

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

CONTENTS



S. A. KOENIG & ASSOCIATES CPAS, P.C.

CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member and Board of Directors of
Sound Securities, LLC
(A Limited Liability Company)
Jericho, New York

We have audited the accompanying statement of financial condition of Sound Securities, LLC, as of December 31, 2009, and the related statements of income, changes in owner's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sound Securities, LLC, as of December 31, 2009, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles of the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S. A. Koenig & Associates

S. A. KOENIG & ASSOCIATES, CPAs, P.C.

Syosset, New York
February 19, 2010

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

ASSETS:	
Cash	$249,578
Marketable securities	1,113,103
Receivables from brokers and dealers	264,638
Commissions receivable	339,200
Property and equipment, net	5,321
Other assets	36,273
Total Assets	**$2,008,113**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	444,033
MEMBER'S EQUITY	
Total Member's Equity	1,564,080
Total Liabilities and Member's Equity	**$2,008,113**

The accompanying notes are an integral part of these financial statements.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES:	
Commissions	$2,935,693
Unrealized/realized gain	34,256
Interest and dividend income	68,245
	3,038,194
OPERATING EXPENSES:	
Salaries, commissions and related expenses	2,187,204
Clearance and exchange fees	469,504
Regulatory fees	26,296
Other operating expenses	102,768
Occupancy	95,916
Communications and data processing	31,709
Professional fees	95,586
Office expenses	7,169
Travel and entertainment	11,343
	3,027,495
NET INCOME	**$10,699**

The accompanying notes are an integral part of these financial statements.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Member's Equity
Balance January 1, 2009	$2,117,753
Capital Contributions	$295,382
Capital Distributions	(859,754)
Net Income	10,699
Balance December 31, 2009	**$1,564,080**

The accompanying notes are an integral part of these financial statements.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$10,699
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	5,217
Market adjustment on marketable securities	(34,256)
Increase in receivables from brokers and dealers	(122,272)
Increase in commissions receivable	(180,600)
Increase in other assets	(3,367)
Increase in accounts payable, accrued expenses and other liabilities	28,199
NET CASH USED IN OPERATING ACTIVITIES	(296,380)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from sales of long term investments	657,491
Purchase of furniture and equipment	(972)
NET CASH PROVIDED BY INVESTING ACTIVITIES	656,519
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions paid to member	(541,488)
NET CASH USED IN FINANCING ACTIVITIES	(541,488)
NET DECREASE IN CASH	(181,349)
CASH, BEGINNING OF YEAR	430,927
CASH, END OF YEAR	**$249,578**

NON-CASH INVESTING AND FINANCING ACTIVITIES:

Long term investments contributed by members	$295,382
Long term investments distributed to members	($318,266)

The accompanying notes are an integral part of these financial statements.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS

1 - ORGANIZATION

Sound Securities, LLC ("The Company") was organized in New York on October 30, 2003. The Company is registered as a broker-dealer with the Securities and Exchange Commission (The "SEC") and is a member of the Financial Industry Regulatory Authority (The "FINRA") and the Securities Investor Protection Corporation (The "SIPC").

In March 2004, ownership of the company was transferred to Peconic Holdings, LLC.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers. As a matter of normal business practice, the Company does not assume positions in securities. However, the Company has regulatory authorization to trade for its own account.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased.

The Company maintains cash and cash equivalent balances at several financial institutions which are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2009, the Company had no cash or cash equivalent balances in excess of FDIC insurance limits.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date with related commission income and expenses reported on a trade date basis.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements.

Intangible Assets

Intangible assets include costs incurred in organizing and starting up the broker dealer. These costs are being amortized over the term of five years utilizing the straight-line method.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation and amortization of property and equipment is provided utilizing both the straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Office equipment	5 years
Furniture and fixtures	7 years

Leasehold improvements are amortized over the shorter of the remaining term of the lease or the useful life of the improvement utilizing the straight-line method.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Income Taxes

Federal and state income taxes have not been provided for because the Limited Liability Company (an LLC) is classified as a partnership for income tax purposes and will not be subject to income tax. As such the LLC's income or loss and credits are passed through to the member and are reported on the member's income tax return.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 19, 2010, the date the financial statements were issued.

3 - INVESTMENTS

Investments at December 31, 2009 are stated at estimated fair value as summarized as follows:

	Fair Value
Municipal bonds	$ 1,113,103

Investment income from investments above for the year ended December 31, 2009 is as follows:

Interest and dividend income	$ 68,245
Unrealized/realized gain (loss)	34,256
	$ 102,501

4 - FAIR VALUE MEASUREMENTS

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the assets or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009.

Municipal bonds: Valued at the closing price reported on the active market on which the individual securities are traded.

4 - FAIR VALUE MEASUREMENTS (CONT'D).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflect of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009.

	Assets at Fair Value as of December 31, 2009			
	Level 1	Level 2	Level 3	Total
Municipal bonds	$ 1,113,103	$ -0-	$ -0-	$ 1,113,103
Total assets at fair value	$ 1,113,103	$ -0-	$ -0-	$ 1,113,103

5 - DUE FROM BROKER DEALERS

The following amounts are due from the broker dealers as reflected on the statement of financial condition as of December 31, 2009:

	Due from Clearing Broker	Other Broker Dealers	Totals
Commissions receivable	$ 7,479	$ 6,946	$ 14,425
Good faith deposits:			
Invested cash	250,213	-0-	250,213
	$ 257,692	$ 6,946	$ 264,638

6 - PROPERTY AND EQUIPMENT

Office equipment	$ 28,964
Leasehold improvements	6,338
	35,302
Less: Accumulated depreciation and amortization	(29,981)
	$ 5,321

Depreciation and amortization expense related to property and equipment amounted to $5,217 for the year ended December 31, 2009.

7 - RELATED PARTY

The Company rents its offices from Dix Hills Partners, LLC, a party related through minority common ownership of its member. There is an expense sharing arrangement with the related party based on prorata usage. During the year ended December 31, 2009, the Company incurred and paid $72,348 to the related party for shared expenses.

In addition, the Company receives referral commissions from Dix Hills Partners, LLC for introducing potential investors during the normal course of business. During the year, the referral commissions received by the Company amounted to $583,653. These commissions are usually paid on a quarterly basis. At December 31, 2009, the Company had commissions receivable from Dix Hills Partners, LLC of $311,300.

8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company has net capital of $1,387,171 which was $1,287,171 in excess of its minimum required net capital of $100,000. The Company's net capital ratio was .32 to 1.

9 - COMMITMENTS AND CONTINGENCIES

The Company is contingently liable for losses incurred by its clearing brokers from defaults in payment of funds or delivery of securities by any introduced customer accounts.

The Company occupies its primary facilities on a month-to-month basis. During 2009, the payments adjusted for storage and escalations averaged $5,951 monthly.

The Company occupies a branch office in Roseland, New Jersey, pursuant to a non-cancelable commercial property sublease agreement through May 2011. Currently, the operating lease requires monthly payments of $3,500 and has annual escalations built into it.

Aggregate future minimum rentals are as follows:

Years Ending December 31:	
2010	$ 42,000
2011	17,500
	$ 59,500

10- CONCENTRATION OF CREDIT RISK

Customer transactions are cleared through other broker-dealers on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the broker-dealer may charge the Company for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customer obligations.

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business.

As of December 31, 2009, there were no significant customer accounts having unsecured debit balances that presented any risk.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
AS OF DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL		
Total member's equity		$1,564,080
Less: Non allowable assets		
Property and equipment, net	5,321	
Commissions receivable-net of offsetting payable	85,387	
Other assets	36,273	
		126,981
Net capital before haircuts on securities positions (tentative net capital)		1,437,099
Haircuts on Securities		
State and municipal government obligations	49,242	
Undue concentration	686	
		49,928
Net Capital		1,387,171
CONSOLIDATED COMPUTATION OF BASIC NET CAPITAL REQUIRED		
Minimum net capital required 6-2/3% of $444,033 pursuant to Rule 15C3-1		29,602
Minimum dollar net capital requirement of reporting broker/dealer		100,000
Minimum net capital requirements of broker/dealer		100,000
EXCESS NET CAPITAL		1,287,171
EXCESS NET CAPITAL AT 1,000 %		1,342,768
AGGREGATE INDEBTEDNESS		444,033
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**0.32**

See independent auditors' report.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
COMPUTATION OF RESERVE FORMULA PURSUANT TO RULE 15C3-3
FOR THE YEAR ENDED DECEMBER 31, 2009

EXEMPTION CLAIMED UNDER RULE 15C3-3(k)(2)(ii)

See independent auditors' report.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

	Audited	Focus Report Unaudited		Difference
CURRENT ASSETS:				
Cash	$ 249,578	$ 250,047	(a)	$ (469)
Marketable securities	1,113,103	1,113,103		-0-
Receivables from brokers and dealers	264,638	260,671	(b)	3,967
Commissions receivable	339,200	343,494	(c)	(4,294)
Property and equipment, net	5,321	5,750	(d)	(429)
Other assets	36,273	55,854	(e)	(19,581)
Total Assets	**$2,008,113**	**$2,028,919**		**$ (20,806)**

LIABILITIES AND MEMBER'S EQUITY

	Audited	Focus Report Unaudited		Difference
LIABILITIES:				
Accounts payable, accrued expenses and other liabilities	$ 444,033	$ 469,142	(f)	$ (25,109)
MEMBER'S EQUITY				
Total member's equity	1,564,080	1,559,777	(g)	4,303
Total Liabilities and Member's Equity	**$2,008,113**	**$2,028,919**		**$ (20,806)**

(a) Adjustment to record interest income of $37 and operating expenses of $506 which were not recorded on the books before the focus report was filed.
(b) Reclass of foreign trading commission receivable from other assets.
(c) Additional audit adjustment based on detailed analysis for commission earned in January 2010 inadvertently recorded in December 2009 as a commission receivable by the company.
(d) Adjustment for misposting of computer equipment to expense account, and additional depreciation expense not recorded by company.
(e) Adjustment to prepaid expenses which was expired, and reclass of foreign trading commission receivable from other assets.
(f) Audit adjustment off $25,308 for commissions and fees payable over accrued based on adjustment to commissions receivable, and various accrued expenses inadvertently over accrued. In addition, $199 of various accrued expenses not accrued by broker on focus report.
(g) Summary of all adjustments listed above.

See independent auditors' report.

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL
WITH FOCUS REPORT FORM X-17A-5(A), PART IIA
AS OF DECEMBER 31, 2009

Net capital as reported on the Focus Report, Part IIA	$ 1,371,478
Adjustments	15,693
Net capital as adjusted and as reported per audited financial statements	$ 1,387,171

The difference between the auditors' net capital and the net capital reported by the broker is primarily due to an adjustment for various accruals, commissions payable (in addition, the reclassification of commission advances to other assets from commission receivables), receivables and rounding. The audited report reflects the (adjusted) actual balances and revised estimates available subsequent to the previous filing. In order for Sound Securities, LLC to file Form X-17a-5(a) in a timely manner, certain amounts require estimates.

See independent auditors' report.



S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member and Board of Directors of
Sound Securities, LLC
(A Limited Liability Company)
Jericho, New York

In planning and performing our audit of the financial statements of Sound Securities, LLC ("The Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(1)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM
Member of the Private Companies Practice Section of the American Institute of Certified Public Accountants and Member of the Public Company Accounting Oversight Board

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and may not be detected. Also, protection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



S. A. KOENIG & ASSOCIATES, CPAs, P.C.

Syosset, New York
February 19, 2010



S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT ACCOUNTANT'S REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED TO
ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member and Board of Directors of
Sound Securities, LLC
50 Jericho Quadrangle, Suite 116
Jericho, NY 11753

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Transitional Assessment Reconciliation(Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by Sound Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Sound Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Sound Securities, LLC's management is responsible for the Sound Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursements records entries in the company's cash disbursement journals and the general ledger noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, the Schedule of SIPC Assessment and Payments, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with the Schedule of SIPC Assessment and Payments, noting no differences;

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM
Member of the Private Companies Practice Section of the American Institute of Certified Public Accountants and Member of the Public Company Accounting Oversight Board

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related Schedule of SIPC Assessment and Payments supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



S. A. KOENIG & ASSOCIATES, CPAs, P.C.

Syosset, New York
March 29, 2010

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
SCHEDULE OF SIPC ASSESSMENT AND PAYMENTS
FOR THE PERIOD APRIL 1, 2009 TO DECEMBER 31, 2009

Total revenue	2,210,634
Deductions:	
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	142,487
Net gain from securities in investment accounts	3,226
100% of comissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commerical paper that mature nine months or less from issuance date.	610,942
Total deductions	756,655
SIPC net operating revenues	1,453,979
General assessment @ .0025	3,635
Payments:	

Date:	Check #:	Form:	
01/02/2009	3142	SIPC-4	150
08/07/2009	5201	SIPC-6	728
03/26/2010	5457	SIPC-7T	2,839

Total payments	3,717
Assessment balance due or (overpayment)	(82)
Interest computed on late payment at 20% per annum	38
Overpayment applied to form SIPC-6 period ended June 30, 2010	(44)

See Accountant's Agreed Upon Procedures Report

SOUND SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2009